Andrews Kurth LLP

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William J. Cooper

+1.202.662.3044 Phone

+1.202.974.9537 Fax

bcooper@andrewskurth.com

July 9, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP
Mid-Con Energy Finance Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed June 25, 2014
File No. 333-195669

Dear Mr. Schwall:

Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “MCEP,” “we,” “us,” or “our”) and Mid-Con Energy Finance Corporation, a Delaware corporation (“Finance Corp.”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 1, 2014, with respect to Mid-Con Energy’s Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission on June 25, 2014, File No. 333-195669 (the “Registration Statement”). Each response below has been prepared and is being provided by Mid-Con Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless indicated otherwise.

General

1.	We note that on June 24, 2014 you amended your Form 10-K for the fiscal year ended December 31, 2013 to file Exhibit 10.14 and that you have submitted a confidential treatment request with respect thereto. Please note comments, if any, to the confidential treatment request will be issued under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Response: We acknowledge that comments, if any, to our confidential treatment request will be issued under separate cover and that all confidential treatment issues must be resolved before the Commission will consider a request for acceleration of the Registration Statement.

2.	We note that you appear to be relying on General Instruction I.C.4 of Form S-3 to register Mid-Con Energy Properties, LLC’s guarantee of non-convertible debt securities issuable by Mid-Con Energy Partners, LP and Mid-Con Energy Finance Corporation. We further note that Instruction I.C.4 permits the registration of a guarantee of a parent’s non-convertible securities and that Mid-Con Energy Properties, LLC is 100% owned by Mid- Con Energy Partners, LP. Please clarify the corporate structure and relationship among the entities and, to the extent you are relying on General Instruction I.C.5 of Form S-3, please advise and provide your analysis as to the same.

Response: Finance Corp. and Mid-Con Energy Properties, LLC (“Mid-Con Properties”) are both 100% owned direct subsidiaries of Mid-Con Energy, so Finance Corp. and Mid-Con Properties are “sister” subsidiaries. To effect the registration of debt securities that may be co-issued by Finance Corp. (with MCEP) and guaranteed by Mid-Con Properties, Finance Corp. and Mid-Con Properties, as co-registrants, are relying on General Instructions I.C.3, I.C.4 and I.C.5 of Form S-3. For purposes of debt securities co-issued by Finance Corp., it is relying on General Instruction I.C.3 because MCEP is the parent of Finance Corp and, as the co-issuer, effectively provides a “guarantee” for the benefit of Finance Corp because the debt securities will be the joint and several obligations of both issuers. Similarly, for purposes of guarantees issued by Mid-Con Properties, it is relying on (i) General Instruction I.C.4, with respect to guarantees of debt securities issued by MCEP, and (ii) General Instruction I.C.5, with respect to guarantees of debt securities issued by Finance Corp., in the latter case because MCEP is the parent of Finance Corp and, as the co-issuer of any debt securities issued by Finance Corp., MCEP effectively provides a “guarantee” for the benefit of Finance Corp because the debt securities will be the joint and several obligations of both issuers. Furthermore, as previously stated, consistent with General Instructions I.C.3, I.C.4 and I.C.5, any debt securities co-issued by Finance Corp. or guaranteed by Mid-Con Properties under the Registration Statement will be non-convertible.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Sincerely,

/s/ William J. Cooper
William J. Cooper

cc:	Karina V. Dorin, Securities and Exchange Commission

Laura Nicholson, Securities and Exchange Commission

Charles R. Olmstead, Mid-Con Energy Partners, LP

Nathan P. Pekar, Mid-Con Energy Partners, LP

Jon W. Daly, Andrews Kurth LLP